Exhibit 99.4

ASML share buy back program

Repurchase up to € 1.5 billion in the 2016 - 2017 timeframe

Announced 20 January 2016

Repurchased of total program:	21.0%

Date	Repurchased shares	Average price	Repurchased value
21 Jan - 22 Jan 2016	30,500	€80.03	€2,440,778
25 Jan - 29 Jan 2016	238,037	€82.35	€19,601,768
1 Feb - 5 Feb 2016	629,144	€80.94	€50,923,321
8 Feb - 12 Feb 2016	455,063	€74.86	€34,066,035
15 Feb - 19 Feb 2016	154,911	€75.58	€11,707,596
22 Feb - 26 Feb 2016	67,803	€79.66	€5,401,214
29 Feb - 4 Mar 2016	94,759	€85.39	€8,091,216
7 Mar - 11 Mar 2016	355,550	€85.99	€30,574,789
14 Mar - 18 Mar 2016	155,133	€86.54	€13,424,727
21 Mar - 24 Mar 2016	396,281	€87.09	€34,511,515
29 Mar - 1 Apr 2016	138,410	€87.51	€12,112,424
4 Apr - 8 Apr 2016	387,568	€88.08	€34,136,851
11 Apr - 15 Apr 2016	408,409	€88.89	€36,304,148
18 Apr - 22 Apr 2016	99,478	€87.42	€8,695,978
25 Apr - 29 Apr 2016	147,672	€85.67	€12,651,728
Total	3,758,718	€83.71	€314,644,085